October 21, 1994



Gottschalks Inc.
Mr. Alan Weinstein, SVP
Chief Financial Officer
P.O. Box 26480
Fresno, CA  93729

Dear Alan,

Per your request, Wells Fargo Bank ("Bank") has waived the defaults, listed below, that will occur under your credit agreement with the Bank dated March 30, 1994 (the "Agreement") due to the sale of your computer system and the relighting of a portion of your stores:

     I. As required by sections 5.17, Lien Priorities and Perfection, 7.05, Capital Expenditures, and 7.11, Sale of Assets

Subject to the terms and conditions that follow, we have decided to waive our default rights with respect to these breaches for the remainder of the 1994 fiscal period ending 1/95. Please note, however, that this waiver applies only to the specific instances described above. All covenants will be reinstated at their original levels as of 2/95. It is not a waiver of any subsequent breach of the same provision of the Agreement, nor is it a waiver of any breach of any other provisions of the Agreement.

Except as expressly stated in this letter, we reserve all of the rights, powers and remedies available to us under the Agreement and any other contracts or instruments signed by you, including the right to cease making advances to you and the right to accelerate any of your indebtedness, if any subsequent breach of the same provision or any other provision of the Agreement should occur.

Sincerely,

WELLS FARGO BANK, N.A.

    s/ Brian C. Santos

Brian C. Santos
Vice President